Exhibit 99.2

NICE Implementation at PT Bank Permata Tbk Gains Recognition as
Best CRM Project in Indonesia by The Asian Banker

Paramus, New Jersey, September 2, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of a 2015 Technology Implementation Award from The Asian Banker. NICE was recognized as the Best CRM Project in Indonesia following its successful implementation at PT Bank Permata Tbk (PermataBank).

PermataBank has been using NICE’s Customer Experience solutions to automate call monitoring in their contact center, improve operational efficiency, drive business optimization, and prepare agents to handle customer interactions. One of the bank’s greatest achievements to date is increasing its agent productivity by almost 20 percent, which has helped agents deliver a better experience while reducing costs significantly.

Mr. Foo Boon Ping, Managing Editor, The Asian Banker, said:
“We are proud to recognize NICE and PermataBank for their outstanding collaboration on this project, which focused on early engagement, clear goals, and well-defined KPIs. This year we assessed regional Indonesian banks and their partner IT Vendor companies, seeking the best of the best in technology implementations. NICE and PermataBank certainly stood out among the competition.”

Bianto Surodjo, Retail Banking Director, PermataBank, said:
“The NICE solutions have helped us address changing customer and business demands while lowering costs for the bank. Due to our close working relationship with NICE, we were able to explore and adopt world-class best practices while ensuring that the project was smoothly executed.”

Raghav Sahgal, President, NICE APAC, said:
“We are committed to helping organizations like PermataBank deliver perfect customer experiences while achieving tangible business results. This award from The Asian Banker reinforces our success in meeting these objectives. The results of the implementation speak for themselves, as PermataBank has already improved agent productivity by almost 20 percent with the use of the NICE Customer Experience solutions.”

About The Asian Banker Award
The Asian Banker is a leading provider of strategic intelligence on the financial services industry, established in 1996.The Asian Banker Awards program jointly recognizes banks and their vendor partners for their success in implementing IT projects and programs. Every year the program attracts a substantial number of submissions describing a range of innovative solutions that clearly demonstrate how IT can deliver significant benefits to the business of banking.

About PT Bank Permata Tbk
PT Bank Permata Tbk (PermataBank) was formed by a merger of five banks: PT. Bank Bali Tbk, PT. Bank Universal Tbk, PT. Bank Artamedia, PT. Bank Patriot and PT. Bank Prima Express in 2002. It has grown to be a major bank within the Indonesian banking sector that offers innovative and comprehensive banking products and services, especially with its delivery channels that are equipped with Internet Banking and Mobile Banking features. PermataBank envisions becoming the pioneer in delivering innovative financial solutions. Serving approximately two million customers in 57 cities in Indonesia, the Bank runs 302 branch offices (14 of which are dedicated to sharia banking), 27 mobile branches, two payment points, 868 ATMs accessible from a network comprising 7,000 ATMs (VisaPlus, Visa Electron, MC, Alto, ATM Bersama and ATM Prima). http://www.permatabank.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.